                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1998


                           COMMISSION FILE NO. 1-13093



                      MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

                            (Full title of the plan)


                            MERITOR AUTOMOTIVE, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084

   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                      Index

Financial Statements:

         Independent Auditors' Report                                           1

         Statement of Net Assets Available for Benefits,
         September 30, 1998                                                     2

         Statement of Changes in Net Assets Available
         For Benefits for the year ended September 30, 1998                     3

         Notes to Financial Statements                                          4

         Schedule of Assets Held for Investment Purposes,
         September 30, 1998                                                     9

         Schedule of Reportable Transactions for the
         year ended September 30, 1998                                          10

Signatures                                                                      S-1

Exhibit:

         Independent Auditors' Consent                                          S-2

INDEPENDENT AUDITORS' REPORT

To the Meritor Automotive, Inc. Savings Plan and to Participants therein:

We have audited the financial statements of the Meritor Automotive, Inc., Savings Plan (the "Plan") as of and for the year ended September 30, 1998, as listed in the accompanying Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 1998 and (2) reportable transactions for the year ended September 30, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





March 29, 1999

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1998
--------------------------------------------------------------------------------


ASSETS

INVESTMENTS - At fair value (Notes 1 and 2):
  Equity Fund                                             $ 5,538,071
  Stock Fund A                                              3,868,278
  Stock Fund B                                              2,281,951
  Money Market Fund                                         1,853,554
  Loan Fund                                                   433,758
  Intermediate Bond Fund                                      420,773
  Other                                                        45,576
  Stable Value Fund - At contract value (Note 2)              465,229
                                                          -----------
          Total investments                                14,907,190

LIABILITIES

ACCRUED EXPENSES                                               16,000
                                                          -----------

NET ASSETS AVAILABLE FOR BENEFITS                         $14,891,190
                                                          ===========

See notes to financial statements.

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1998
--------------------------------------------------------------------------------



NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                $          0

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
  Contributions:
    Employer (Note 1)                                                  5,899,604
    Participants (Note 1)                                              9,900,753
  Investment income (loss):
    Net depreciation in fair value of investments (Note 4)            (3,432,908)
    Interest and dividends                                               249,895
    Other income                                                          77,995
                                                                    ------------
          Total additions                                             12,695,339

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
  Benefits paid to participants or beneficiaries                         455,438
  Administrative expenses                                                175,687
  Other                                                                  266,921
                                                                    ------------
          Total deductions                                               898,046
                                                                    ------------
NET INCREASE PRIOR TO TRANSFERS                                       11,797,293
                                                                    ------------
Transfers to the plan                                                  3,093,897
                                                                    ------------
Net increase                                                          14,891,190
                                                                    ------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                      $ 14,891,190
                                                                    ============

See notes to financial statements.

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 1998


1.       DESCRIPTION OF THE PLAN

         The following general description of the Meritor Automotive, Inc. Savings Plan (the "Plan"), as in effect at September 30, 1998, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         GENERAL - The Plan was established October 1, 1997. The Plan is a defined contribution savings plan covering all eligible employees of Meritor Automotive, Inc. and certain affiliated companies (the "Company"). Eligible employees may participate in the Plan as of the first day of the month following the completion of one month of employment. The Plan is administered by the Company's Employee Benefit Plan Committee and the Plan Administrator. At September 30, 1998, the Trustee for the Plan assets was Wells Fargo Bank, N.A. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974.

         CONTRIBUTIONS - Eligible employees may elect to contribute from 1% to 11% of their base compensation, through payroll deductions (after-tax contributions) or through compensation deferrals (before-tax contributions). After-tax contributions are included in the participant's taxable income in the period of the contribution, and before-tax contributions are excluded from the participant's taxable income until such amounts are received by the participant as a distribution from the Plan. Participants can elect to have their contributions invested in 5% increments in various investment funds.

         After a participant has completed 52 weeks of employment with the Company, the Company matches 75% of the participant's contributions up to 8% of the participant's base compensation. Company contributions are deposited in Stock Fund A, which is invested in Meritor Automotive, Inc. common stock.

         VESTING - Amounts attributable to participant contributions are fully vested at all times. Amounts attributable to Company contributions are fully vested after the participant has completed five years of service, or upon the participant's death, retirement, layoff, inability to meet Company medical standards, disability which has continued for six months, entry into the armed forces or employment by the United States government, or in connection with a divestiture of a component of the Company.

         PLAN WITHDRAWALS - An active participant may withdraw amounts attributable to the participant contributions made through payroll deductions and the vested portion of Company contributions related to those participant contributions. All amounts that have vested may be withdrawn upon termination of employment or attaining age 59-1/2. In addition, amounts contributed by the participant through compensation deferrals may be withdrawn upon a demonstration of financial hardship. There were no benefit claims payable at September 30, 1998.

         LOANS TO PARTICIPANTS - Participants may borrow from the Plan an amount not less than $1,000 and not greater than the least of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period,
         (ii) amounts in the participant's accounts attributable to participant contributions, or (iii) one-half of the participant's vested account balance.

         Interest is charged at 1% over the prime rate, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The loans are repaid through payroll deductions over periods not to exceed 60 months for loans other than for the purpose of purchasing a primary residence, which is permitted for a term of 120 months. Payments of principal and interest are reinvested under the participants' current investment election for new contributions. Participants may have only one outstanding loan at a time.

         FORFEITURES - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture. Forfeitures shall be used to reduce future Company contributions to the Plan.

         INVESTMENT OPTIONS - The assets of the Plan are maintained and transactions therein are executed by the Trustee. At September 30, 1998, the Trustee maintained the following funds under the Plan:

- An Equity Fund, which was invested in stocks, convertible bonds and other corporate securities, as well as in cash equivalents and other miscellaneous securities, or in investment vehicles, such as mutual funds, which themselves invest in the said forms of securities;

- A Money Market Fund, which was invested in debt instruments with maturity dates of 13 months or less, which such instruments shall include treasury bills, treasury notes, treasury bonds, federal agency obligations, other instruments of government debt, commercial paper and other short-term corporate securities, asset backed securities, repurchase agreements, bankers' acceptances and bank certificates of deposit or in investment vehicles, such as mutual funds, which themselves invest in the said forms of debt instruments;

-              An Intermediate Bond Fund, which was invested in debt instruments with a combined average maturity of three to seven years, including treasury bills, treasury notes, treasury bonds, federal agency obligations and other instruments of government debt or in investment vehicles, such as mutual funds, which themselves invest in the said forms of debt instruments;

- A Stable Value Fund consisting of the Trust Fund's interest in contracts issued by one or more insurance companies or commercial banks, or similar types of fixed principal investment vehicles, which contracts or investment vehicles guarantee the principal and fixed interest thereon for a specified period of time, and accrue such fixed interest on a monthly basis. Participants' contributions to the Stable Value Fund were invested with John Hancock or Prudential Insurance Company of America, with guaranteed annual returns to participants for the contract periods. Such contracts guarantee the following annual returns:

                                              PERIODS OF                    GUARANTEED             CONTRACT
               CONTRACT                      CONTRIBUTIONS                 ANNUAL RETURN       EXPIRATION DATE
               John Hancock                10/01/97 - 03/31/98                 6.70%            March 31, 2000
               Prudential                  04/01/98 - 03/31/99                 5.82%            April 2, 2001

- Stock Fund A, which consisted of all cash, the Company's common stock and the proceeds and income from that stock, which are attributable to Company Contributions, provided, however, that the dividends or other proceeds or income received by Stock Fund A are invested by the Trustee in the Company's common stock and remain in the said Stock Fund A; and

- Stock Fund B, which consisted of all cash, the Company's common stock and the proceeds and income on such cash and stock attributable to contributions made by or on behalf of Participants under the Plan and designated as contributions to Stock Fund B, provided, however, that the dividends or other proceeds or income otherwise received by Stock Fund B are invested by the Trustee in the Company's common stock and remain in the said Stock Fund B.

PARTICIPANT ACCOUNTS - Each participant's account is credited or charged with the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions. Investment earnings and expenses are allocated proportionately based on account balances.

UNIT VALUEs - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued on a daily basis. However, voting rights are extended to participants in proportion to their interest in common stock held in Stock Funds A and B. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. The number of units and related net asset value per unit at the end of each quarter within the fiscal year for each investment fund are as follows:

                                                           MONEY       INTERMEDIATE      STABLE
                                        EQUITY            MARKET           BOND           VALUE         STOCK            STOCK
                                         FUND              FUND            FUND           FUND          FUND A           FUND B
Units Outstanding,
  September 30, 1998                   5,626,743        1,787,601        374,488        450,038        5,712,135        3,372,478

Net Asset Value Per Unit at:

  September 30, 1998                  $     0.98       $     1.04       $   1.12       $   1.03       $     0.68       $     0.68
  June 30, 1998                             1.10             1.04           1.06           1.03             1.08             1.08
  March 31, 1998                            1.12             1.02           1.04           1.03             1.19             1.19
  December 31, 1997                         1.01             1.01           1.02           1.01             0.95             0.95

PLAN TERMINATION - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions will vest immediately and be nonforfeitable.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION - Investments are stated at fair value as measured by readily available market prices. Investments in contracts with insurance companies included in general accounts, are considered fully benefit-responsive based upon the provisions of Statement of Position 94-4 and therefore are stated at contract value. The crediting interest rates at September 30, 1998 for the contracts ranged from 5.82% to 6.70%. Upon complete or partial termination of the plan, investments held with insurance companies are subject to certain limitations, as provided by the investment contracts.

         SECURITY TRANSACTIONS AND INVESTMENT INCOME - Purchases and sales of securities are reported on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

         PLAN EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as provided by the Plan document.

         BENEFIT PAYMENTS - Benefits are recorded when paid.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.       TAX STATUS

         The Company will request a determination letter from the Internal Revenue Service that the Plan, as it is proposed to be amended, qualifies under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes as of September 30, 1998. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.       FUND INFORMATION

         The following is a summary of financial information, by fund, of amounts included on the statement of changes in net assets available for benefits for the year ended September 30, 1998:

Contributions - employee -
  Stock Fund A                                       $5,899,604
                                                     ----------

           Total                                     $5,899,604
                                                     ----------

Contributions - participants:
  Equity Fund                                        $5,542,123
  Money Market Fund                                     509,399
  Intermediate Bond Fund                                399,696
  Stable Value Fund                                     497,334
  Stock Fund B                                        2,952,201
                                                     ----------

Total                                                $9,900,753
                                                     ==========


Investment income - interest and dividends:
  Equity Fund                                        $   72,831
  Money Market Fund                                      60,336
  Stable Value Fund                                      13,866
  Stock Fund A                                           57,543
  Stock Fund B                                           33,946
  Intermediate Bond Fund                                 10,264
  Loan Fund                                                 210
  Other                                                     899
                                                     ----------

Total                                                $  249,895
                                                     ==========

Investment income - net (depreciation) appreciation in fair value of investments:
  Equity Fund                                                                 $  (356,107)
  Intermediate Bond Fund                                                           22,151
  Stock Fund A                                                                 (1,912,123)
  Stock Fund B                                                                 (1,186,504)
  Other                                                                              (325)
                                                                              -----------

Total                                                                         $(3,432,908)
                                                                              ===========



Withdrawals:
  Equity Fund                                                                 $  (190,689)
  Money Market Fund                                                              (225,097)
  Intermediate Bond Fund                                                           (7,683)
  Stable Value Fund                                                               (40,803)
  Stock Fund A                                                                     (1,581)
  Stock Fund B                                                                       (834)
  Other                                                                            11,249
                                                                              -----------

Total                                                                         $  (455,438)
                                                                              ===========

5.       CHANGES IN THE PLAN

         During February 1999, the Board of Directors of Meritor Automotive, Inc. approved an amendment to the Plan effective April 1, 1999. The amendment includes an increase in the Plan's investment options and allows for greater participant flexibility. Further, effective March 1, 1999, the Employee Benefit Plan Committee approved the replacement of the trustee and recordkeeper with T. Rowe Price Trust Company and T. Rowe Price Retirement Plan Services, Inc., respectively.

                                     ******

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1998

----------------------------------------------------------------------------------------------------------------------------
                                                 DESCRIPTION OF INVESTMENT
              IDENTITY OF ISSUE,                  INCLUDING MATURITY DATE,
               BORROWER, LESSOR                 RATE OF INTEREST, COLLATERAL,                                     CURRENT
              OR SIMILAR PARTY                      PAR OR MATURITY VALUE                     COST                 VALUE
      *        Wells Fargo                               Equity Fund                     $   5,968,530        $   5,538,071

      *        Wells Fargo                            Money Market Fund                      1,853,554            1,853,554

      *        Wells Fargo                          Intermediate Bond Fund                     398,720              420,773

      *        Wells Fargo                            Stable Value Fund                        452,399              465,229

      *        Wells Fargo                           Meritor Stock Fund A                    5,715,740            3,868,278

      *        Wells Fargo                           Meritor Stock Fund B                    3,433,262            2,281,951

      *        Participant loans               Rates recorded at 1% over prime
                                            rate, and maturities up to 120 months              433,747              433,758

               Other                        Clearing Account, Forfeiture Account,
                                                     and Expense Account                       48,518                45,576
                                                                                         ------------         -------------

                                                                                         $ 18,304,470         $  14,907,190
                                                                                         ============         =============

* Party-in-interest

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 1998
--------------------------------------------------------------------------------

Refer to Exhibit A for a complete listing of transactions for the period October 1, 1997 through September 30, 1998 (available from the Company upon request).

                                            SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                      MERITOR AUTOMOTIVE, INC. SAVINGS PLAN


                                    By: /s/ Richard D. Greb
                                        ---------------------------------------
                                            Richard D. Greb, Plan Administrator




March 29, 1999

                                    EXHIBIT

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement of Meritor Automotive, Inc. Savings Plan on Form S-8 (registration number 333-35403) of our report dated March 29, 1999, appearing in this Annual Report on Form 11-K of the Meritor Automotive, Inc. Savings Plan for the year ended September 30, 1998.







DELOITTE & TOUCHE LLP
Detroit, Michigan

March 29, 1999

                                       S-2